UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul, 4

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

1Q17 Results April, 27th 2017

Disclaimer This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications. This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as described herein, or if such events lead to changes in the information contained in this document. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

Excellent Results in the Quarter Net Attributable Profit Quarterly evolution (€m) CET1 fully-loaded – BBVA Group Quarterly evolution (%) +11 bps +48 bps

1Q17 Highlights Net interest income and fees (€m constant) Gross income vs. Op. Expenses (YtD, %, €m constant) +9.2% Core revenues growth Cost control Sound asset quality Strong capital & liquidity ratios Relevant transactions Additional 9.95% stake in Garanti (*) Net Attributable impact: 11 €m CET1 FL impact: -17 b.p. CNCB disposal Net Attributable impact: 174 €m CET1 FL impact: +4 b.p. Cost of risk (Quarterly, %, €m) Leverage ratio (Fully-loaded) 11.01% (Fully-loaded) 6.6 % LCR > 100% (BBVA Group and all subsidiaries) Core Capital CRD IV (*) Included since March, 1st

Profit & Loss

Significant growth rate Earnings - Gross Income Net Interest Income (€m constant) Net Fees and Commissions (€m constant) Net Trading Income (€m constant) Gross Income (€m constant) +9.4% +6.3% Strong CIB (*) results and CNCB disposal Supported by core revenues and NTI +0.1% +51.1% +3.6% +15.0% VISA impact: +225 €m CNCB disposal: +75 €m +9.2% Good trend in all areas CNCB disposal: +204 €m (*) Corporate and Investment Banking.

SPAIN* USA MEXICO TURKEY SOUTH AMERICA Operating Expenses 1Q17 vs. 1Q16 (€m constant) (*) Spain includes banking and non core real-estate activities. Developed Emerging Group Operating Jaws YTD (%); (€m constant) Gross Income Operating Expenses Efficiency Ratio (€m constant) -317 b.p 2.3% Inflation 2.7% 5.4% 11.3% 13.3% Efficiency, a key strategic priority Ex-CNCB: 11.3% -4.0% -0.9% +4.2% +11.5% +11.0% Ex-CNCB: 50.5% European Peer Group: BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCI. European Peer Group figures as of December 2016. BBVA figures as of March 2017.

Earnings - Operating Income Growth in all areas 1Q17 vs. 1Q16 (€m constant) 1Q17 vs. 1Q16 (€m constant) +31.5% +9.9 % SPAIN BANKING ACTIVITY +22.6% USA +20.8% MEXICO +16.9% TURKEY +28.7% SOUTH AMERICA +3.5%

Risk Indicators Total Impairments (Financial Assets and RE) (€m constant) NPLs (€bn) Cost of risk YTD (%) NPL & Coverage ratios (%) -6.1% -+3.1% - 2.3 € bn - 0.4 € bn Coverage NPL Cost of risk & RE assets impairments Cost of risk Sound asset quality

1Q 2017 Results
April 27th 2017 / 10

Capital Ratios

CET1 fully-loaded – BBVA Group

QoQ Evolution (%, bps)


+11 bps
10.90%
30 bps
- 12 bps
6 bps
- 13 bps
11.01%
CET1
phased-in
11.64%
% CET1 FL (Dec.16)
Net Earnings
Dividends
Others
Garanti & CNCB Transactions
% CET1 FL (Mar.17)

High quality capital

(%)


RWAs/ Total Assets
54%
#1
31%
Leverage ratio fully-loaded
6.6%
#1
4.6%
BBVA
European Peer Group Average

European Peer Group: BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCI. European Peer Group figures as of December 2016. BBVA figures as of March 2017
Others mainly includes positive market related impacts (FX and mark to market of AFS portfolio).

In line with our 11% CET1 FL target

Transformation Focused on our Customers Customer Experience Digital Sales Advisory Relationship Model Operations Technology and Platforms Agile Organization Revenue streams Above the Glass Below the Glass Efficiencies

34% Digital Customers Digital Customers– BBVA Group (Million, % penetration) Mobile Customers – BBVA Group (Million, % penetration) +20% +41% Penetration 38% 39% Penetration 20% 25% 28% Paraguay and Uruguay as of December 2016. Continuous growth

Digital Sales (% of total sales YtD, # of transactions) SPAIN MEXICO USA TURKEY SOUTH AMERICA Figures have been restated due to changes in the inclusion of some products Growing weight in all franchises

Customer Experience Improvements in the Quarter Relationship Model Fast Track in Branches (Spain) New Public Web (USA) Garanti Bank Facebook Messenger BOT (Turkey) Alo Garanti Free Speech (Turkey) Front Banking Tool (Peru) Products & Functionalities BBVA Cashup (Spain) “Mis recibos” App (Spain) Signature Express (USA) SMEs Digital Acceptance Certificate (USA) New Mobile Banking Dashboard (Turkey) Login via Eye Scanning (Turkey) Financial Health Check Up (Mexico) One Click Credit Card (Argentina) On/Off Buttom for Debit Cards (Chile) Deposits on Line (CDT) (Colombia) “Adelanto de Nómina” App (Colombia) “Provinet Empresas Móvil” (Venezuela) Theft Insurance Through ATM (Peru)

Business Areas 01

Spain Banking Activity – Profit & Loss NII negatively impacted by CIB business (lower contribution from Global Markets and sale of securities portfolios) Good trend in fees and NTI due to CIB Cost reduction and lower impairments Restructuring costs to gain efficiencies (148 €m in 1Q17)

1Q 2017 Results
April 27th 2017 / 17

Spain Banking Activity – Activity & Spreads

Activity (mar-17)


YtD -1.1%
€ bn
167.3
YoY
-3.3%
Others 4.1 +1.9%
Public Sector 18.1 -12.0%
Other Commercial 20.8 +2.9%
Corporates 24.2 -1.7%
Very small businesses 12.7 -3.3%
Consumer 7.3 +16.1%
Mortgages 80.1 -4.9%
Lending[1]
YtD -0.5%
€ bn
229.7
YoY
+0.4%
Others 3.5 -69.8%
Off-balance Sheet Funds[2] 57.5 +8.4%
Time Deposits 63.9 -22.4%
Demand Deposits 104.8 +28.3%
Cust. Funds

Customer Spread

(%)


Yield on loans
2.17
2.12
2.13
2.10
2.03
Customer Spreads
1.79
1.76
1.84
1.82
1.83
Cost of Deposits
0.38
0.36
0.29
0.28
0.20
1Q16
2Q16
3Q16
4Q16
1Q17

- Deleveraging continues in mortgages and public sector
- New loan production growth in commercial segments
- A more profitable funding mix

- Loan yield reduction due to Euribor repricing
- Lower funding costs

(1) Performing loans under management. (2) Includes mutual funds, pension funds and other off balance sheet funds. Note: Activity excludes repos

Spain Banking Activity - Key Ratios Cost reduction as a key P&L driver in 2017 Efficiency (%) Risk Indicators Coverage ratio NPL ratio Cost of Risk (YtD) Good underlying trends

Non Core Real Estate - Highlights Net exposure (€bn) 10.2 9.3 Continued focus on accelerating sales, leveraging RE market recovery Significant reduction in exposure through wholesale transactions -9.0% Foreclosed assets RE developer loans Other RE assets -48.0% -5.4% -2.9% RE owned assets Net attributable profit (€m) Decrease loan-loss provisions + RE impairments Negative impact from wholesale transactions -3.8%

USA – Profit & Loss Strong start to the year Growing revenues supported by recurrent income Decreasing costs and impairments

USA – Activity & Spreads (1) Performing loans under management. Note: Activity excludes repos. Lower commercial volumes Focus on growing our consumer business Improved funding mix € bn 61.9 € bn 60.6 Mortgages Consumer Other Commercial Public Sector SMEs 1 YoY -4.0% +2.4% -4.9% -0.7% -4.9% -4.4% Demand Deposits Time Deposits YoY -3.4% -24.1% +3.2% Activity (mar-17) (constant €) Customer Spread* (%) Excellent management of spreads: Higher yield with rising rates and control of cost of deposits Yield on loans Customer Spreads Cost of Deposits (*) USA ex NY business activity

USA - Key Ratios Cost control efforts Efficiency (constant €, %) Risk Indicators Cost of Risk (YtD) Evolution in line with expectations Coverage ratio NPL ratio

Mexico – Profit & Loss Improved macro perspective, recovery of FX 1Q net profit growing at 19%, above year-end expectations

1Q 2017 Results
April 27th 2017 / 24

Mexico – Activity & Spreads

Activity (mar-17)
(constant €)


€ bn
50.0
YoY
+9.8%
Others 0.5 +8.8%
Public Sector 4.0 +3.1%
Other Commercial 20.2 +12.0%
SMEs 3.7 +17.2%
Credit Cards 4.9 +3.3%
Consumer 7.3 +12.2%
Mortgages 9.4 +7.4%
Lending [1]
€ bn
67.0
YoY
+6.8%
Others 2.9 -16.7%
Mutual Funds 17.8 +3.6%
Time Deposits 8.5 +6.4%
Demand Deposits 37.8 +10.9%
Cust. Funds

- High single digit lending growth
- Profitable deposit mix

Customer Spread
(%)


Yield on loans
11.78
11.66
11.79
12.16
12.62
10.79
10.64
10.66
10.94
11.31
Customer Spreads
Cost of Deposits
0.98
1.02
1.13
1.22
1.31
1Q16
2Q16
3Q16
4Q16
1Q17

- Excellent trend in spread, on the back of rising interest rates

(1) Performing loans under management
Note: Activity excludes repos.

Cost to income ratio (1) (1) System figures as of February 2017 according to local data (Source: CNBV) Efficiency (constant €, %) Bancomer gains efficiency despite being best in class Positive operating jaws Mexico - Key Ratios Cost of Risk (YtD) NPL ratio Asset quality resilience Better than expected cost of risk Coverage ratio Risk Indicators

Turkey – Profit & Loss Outstanding evolution Strong NII growth Cost evolution in line with inflation

Turkey – Activity & Spreads (1) Performing loans under management. Note: Activity excludes repos. High activity growth, mainly in TL, supported by the Credit Guarantee Fund Improved funding mix € bn 56.1 Retail Loans Credit cards Business Banking 1 YoY +19.6% +21.0% +12.4% +18.9% € bn 50.8 Demand Deposits Time Deposits YoY +15.4% +24.6% +12.4% +21.9% Mutual & Pension Funds Activity (mar-17) (constant €) Successful price management: stable customer spread vs 4Q16, despite higher interest rates Yield on loans Customer Spreads Cost of Deposits Customer Spread (%)

Turkey - Key Ratios Cost of Risk (YtD) Stable cost of risk, better than expected Coverage ratio NPL ratio Risk Indicators Costs growing in line with inflation Efficiency (constant €, %) Inflation 11.3

South America – Profit & Loss Drop in bottom line due to higher impairments Positive recurring income Growing costs, below inflation

South America – Activity & Spreads (1) Performing loans under management Note: Activity excludes repos Activity growth decelerating on the back of a slower macro environment € bn 49.3 Argentina Chile Colombia Peru Others 1 YoY +6.1% +0.6% -1.3% +5.0% +8.4% +36.2% € bn 62.4 YoY +12.0% +11.2% +4.8% +8.5% +2.1% +61.2% Argentina Chile Colombia Peru Others Activity (mar-17) (constant €) Spread recovery in Chile and Colombia Customer Spread (%) Argentina Chile Colombia Peru

NPL ratio Coverage ratio Risk Indicators Cost of Risk (YtD) Deterioration in NPLs and coverage due to macro environment, as expected Cost of risk impacted by wholesale large ticket South America – Key Ratios Efficiency (constant €, %) Exposure to inflationary economies Positive jaws excluding Argentina Inflation 13.3

1Q17 Key Takeaways 1. Strong start to the year Growth in core revenues Costs control Low cost of risk Strong capital generation 3. Improved macro outlook 2. Progressing in our transformation

Annex 02

3M17 Note: Spain includes the areas Banking activity in Spain and Non Core Real Estate. Figures exclude Corporate Center Spain 1,655 €m USA 732 €m Turkey 976 €m Mexico 1,710 €m South America 1,104 €m Rest of Eurasia 135 €m Gross Income - Breakdown

Group – Net attributable profit (€m) YoY (%) (constant €) 54.2 -3.8 n.s. 45.7 n.s. 19.2 -8.7 -58.0 BUSINESSES +360 €m

Non Core Real Estate - Profit & Loss

Rest of Eurasia - Profit & Loss

Corporate Centre - Profit & Loss

Evolution of phased-in capital ratios (%) CET1 Tier 2 Additional Tier 1 15.1 15.3 Evolution of fully-loaded capital ratios (%) 14.7 15.0 Capital Base CET1 Tier 2 Additional Tier 1

Risk-Weighted Assets by Business Area

€ 61.5 bn ALCO Porfolio ALCO Portfolio breakdown by region (€ bn) Euro (1) USA Turkey Mexico South America € 58.8 bn Euro (1) USA Turkey Mexico South America (1) Figures excludes SAREB bonds (€5.2bn for both dec-16 and mar-17)

1Q 2017 Results
April 27th 2017 / 42

Customer Spreads

Average (€)

	1Q16	2Q16	3Q16	4Q16	1Q17
Spain	**1.79%**	**1.76%**	**1.84%**	**1.82%**	**1.83%**
Yield on Loans	2.17%	2.12%	2.13%	2.10%	2.03%
Cost of Deposits	-0.38%	-0.36%	-0.29%	-0.28%	-0.20%
USA	**3.23%**	**3.26%**	**3.31%**	**3.37%**	**3.57%**
Yield on Loans	3.64%	3.66%	3.70%	3.75%	3.92%
Cost of Deposits	-0.41%	-0.40%	-0.39%	-0.38%	-0.36%
Mexico	**10.79%**	**10.64%**	**10.66%**	**10.94%**	**11.31%**
Yield on Loans	11.78%	11.66%	11.79%	12.16%	12.62%
Cost of Deposits	-0.98%	-1.02%	-1.13%	-1.22%	-1.31%
South America	**6.27%**	**6.29%**	**6.15%**	**6.35%**	**6.56%**
Yield on Loans	9.83%	10.30%	10.11%	9.97%	10.07%
Cost of Deposits	-3.56%	-4.01%	-3.97%	-3.62%	-3.51%
Argentina	**15.91%**	**15.81%**	**15.59%**	**16.43%**	**15.84%**
Yield on Loans	25.49%	26.54%	24.54%	22.71%	21.29%
Cost of Deposits	-9.58%	-10.73%	-8.96%	-6.28%	-5.46%

	1Q16	2Q16	3Q16	4Q16	1Q17
Chile	**3.46%**	**3.90%**	**3.61%**	**3.54%**	**3.69%**
Yield on Loans	6.64%	7.19%	6.60%	6.37%	6.36%
Cost of Deposits	-3.18%	-3.28%	-2.98%	-2.83%	-2.66%
Colombia	**5.60%**	**5.29%**	**5.00%**	**5.33%**	**5.94%**
Yield on Loans	10.50%	10.96%	11.16%	11.29%	11.76%
Cost of Deposits	-4.90%	-5.67%	-6.15%	-5.96%	-5.82%
Peru	**7.33%**	**7.37%**	**7.17%**	**7.13%**	**6.98%**
Yield on Loans	8.42%	8.48%	8.50%	8.43%	8.34%
Cost of Deposits	-1.09%	-1.11%	-1.33%	-1.30%	-1.36%
Venezuela	**23.20%**	**25.46%**	**24.57%**	**27.13%**	**28.72%**
Yield on Loans	26.53%	28.16%	27.42%	29.19%	30.28%
Cost of Deposits	-3.33%	-2.71%	-2.85%	-2.06%	-1.55%
Turkey	**4.92%**	**5.51%**	**5.75%**	**5.87%**	**5.87%**
Yield on Loans	9.56%	9.90%	10.02%	10.28%	10.14%
Cost of Deposits	-4.65%	-4.39%	-4.27%	-4.41%	-4.28%

Note 1: USA ex NY Business Activity
Note 2: Customer spreads, difference between yield on loans and cost of deposits from customers

1Q17 Results April, 27th 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 27 , 2017	By:	/s/ María Ángeles Peláez
	Name:	María Ángeles Peláez
	Title:	Authorized Representative